

August 24, 2012

Via E-mail
Shawn Arizmendi
President
Ultimate Rack, Inc.
331 Valley Mall Parkway #215
East Wenatchee, WA 98802

> **Re:** **Ultimate Rack, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 30, 2012**
> **File No. 333-179188**

Dear Mr. Arizmendi:

We have reviewed your response to our letter dated February 22, 2012 and have the following additional comments.

<u>General</u>

1. It appears from your disclosure that you are a "shell company" as defined by Securities Act Rule 405. Please disclose that you are a shell company or provide us with your analysis why you do not fit the definition of "shell company."

<u>Prospectus Summary, page 1</u>

<u>Overview, page 1</u>

2. Please discuss the experience of your executives in the bicycle rack or related industries. To the extent they have no such experience, please highlight this as a risk and discuss how it may impact your ability to implement your business plan.

3. We note your response to prior comment 4. It appears that you need to obtain additional financing in order to generate revenue. Please discuss how and when you intend to acquire the necessary additional financing.

<u>Management's Discussion and Analysis, page 15</u>

<u>Plan of Operation, page 15</u>

4. We note your response to prior comment 22. Please be more specific regarding how you intend to raise additional capital through the use of broker dealers. Please also explain

the basis for your belief that you will be able to raise enough additional capital to sustain your proposed operations given the current state of development of your business.

5. We note your response to prior comment 23. Please provide us with the basis for the number of racks you expect to manufacture and sell in each of the periods provided. Additionally, please explain how you expect to be in a position to manufacture and sell racks by October 31, 2012 in light of your current stage of development. Alternatively, remove the sales projections for which you do not have a reasonable basis in your next amended registration statement.

6. We note your response to prior comment 27. Please disclose whether you have received any indication from retailers that they are interested in purchasing your product. If not, please explain why you believe you will be able to locate willing purchasers. Please also identify the geographic markets in which you plan to sell your products and what contacts you have with retailers in those markets.

Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP